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SEC
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FEB 28 2017

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47051

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Teachers Personal Investors Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 Andrew Carnegie Boulevard
(No. and Street)

Charlotte	NC	28262
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

214 North Tryon Street, Suite 3600	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BS

OATH OR AFFIRMATION

I, Christy R. Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Teachers Personal Investors Services, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mecklenburg County, North Carolina

Signed and sworn to before me this day by:
Christy R. Lee

Date: February 24, 2017

Notary Public (Gloria Ramjohn)

GLORIA RAMJOHN NOTARY PUBLIC CABARRUS COUNTY, N.C. MY COMMISSION EXPIRES 4/24/2017

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Teachers Personal Investors Services, Inc.
Index
December 31, 2016

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Teachers Personal Investors Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Teachers Personal Investors Services, Inc. as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2017

Teachers Personal Investors Services, Inc.
Statement of Financial Condition
December 31, 2016

Assets	
Cash	$ 12,765,165
Due from affiliated entities	5,479,404
Total assets	$ 18,244,569
Liabilities and stockholder's equity	
Liabilities	
Due to affiliated entities	$ 7,325,194
Accounts payable and other liabilities	579,251
Total liabilities	7,904,445
Stockholder's equity	
Capital stock, no par value, 100 shares authorized; 1 share issued and outstanding, stated value $1	1
Paid-in capital in excess of stated value	137,818,170
Accumulated deficit	(127,478,047)
Total stockholder's equity	10,340,124
Total liabilities and stockholder's equity	$ 18,244,569

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Teachers Personal Investors Services, Inc. ("TPIS") was incorporated on October 19, 1993 under the General Corporation Law of the State of Delaware and is an indirect wholly owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. TPIS is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority and claims exemption from Securities and Exchange Commission ("SEC") Rule 15c3-3 under paragraph k(1).

TPIS provides services related to the distribution of mutual funds and other selected investment products offered by affiliated organizations. The business of TPIS is limited to the distribution and underwriting of investment products offered by affiliates. Since 2004 TPIS, in its role as principal underwriter, has had selling agreements for many of these products with TIAA-CREF Individual & Institutional Services, LLC ("Services"), an affiliated broker-dealer, authorizing Services to distribute the products on a retail basis.

Various cash disbursements for TPIS are made by TIAA. TIAA is reimbursed by TPIS in accordance with Cash Disbursement and Reimbursement Agreements between TPIS and TIAA. TIAA allocates certain of its costs and expenses, as well as certain direct costs, to TPIS. These costs and expenses primarily relate to personnel, facilities, computer equipment and software, office equipment and supplies, utilities, advertising and sales materials.

2. Significant Accounting Policies

Basis of Presentation

The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing this statement of financial condition, TPIS has evaluated events and transactions for potential recognition or disclosure through February 27, 2017, the date this statement of financial condition was available for issue.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results may differ from those estimates.

3. New Accounting Pronouncements

In August 2014, the FASB issued ASU 2014-15 Presentation of Financial Statements-Going Concern (Subtopic205-40) ("ASU 2014-15") will require an entity to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the statement of financial condition are issued (or within one year after the date that the statement of financial condition is available to be issued). Management's evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the statement of financial condition is available for issue. If management determines there is substantial doubt then additional disclosures will need to be included in the accompanying notes to the statement of financial condition. ASU 2014-15 is effective for all entities for the annual reporting period ending

after December 15, 2016 and for annual periods and interim periods thereafter. TPIS has adopted the new guidance and has demonstrated that the Company is a going concern.

4. Cash

TPIS's cash is held at Citibank, N.A. Financial instruments that potentially subject TPIS to a concentration of risk consist principally of cash balances deposited into one financial institution, which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation currently insures cash balances up to $250,000. TPIS management monitors these balances to mitigate the exposure of risk due to concentration and has not experienced any losses from such concentration.

5. Income Taxes

Effective January 1, 1998, TPIS joined with TIAA and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. TPIS participates in a tax sharing agreement with TIAA. The agreement provides that current federal income tax expense (benefit) is computed on a separate return basis and that members shall make payments or receive reimbursements to the extent that their income (loss) contributes to or reduces consolidated federal tax expense (benefit).

Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion of the deferred income tax assets will not be realized.

TPIS has been included as part of a unitary filing group comprising the non-life insurance company subsidiaries of TIAA in those states where the activities of other non-life subsidiaries require such filings. Pursuant to this agreement, TPIS computes tax on a separate return basis and makes payments or receives reimbursement from the group to the extent it owes or is owed cash on a separate company basis. TPIS files state tax returns on a separate return basis in other states, as required. The state returns have accumulated net operating losses ("NOL's") creating a deferred tax asset of approximately $10.2 million. A valuation allowance is recorded against the state deferred tax asset associated with the NOL's since management has determined based on all available evidence that it is more likely than not the NOLs will not be realized by TPIS.

At December 31, 2016, the balance Due from affiliated entities includes $117,716 related to federal taxes receivable from TIAA and includes offset by pre-paid state taxes of $16,870 related to returns filed on a separate return basis.

In accordance with generally accepted accounting principles, whenever TPIS adopts a position on a tax issue, TPIS determines whether it is more-likely-than-not that the tax position taken will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the statement of financial condition. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement.

Unrecognized tax benefits due to tax uncertainties that do not meet the threshold would be charged to earnings in the period that such determination is made. TPIS has no unrecognized tax benefits at December 31, 2016.

TPIS is subject to yearly Internal Revenue Service ("IRS") examination due to its inclusion in the consolidated federal income tax return of TIAA. In 2016, the examination of tax years 2007 through 2009 closed. In 2017, it is expected that tax years 2010 through 2012 will be examined by the IRS.

6. Minimum Net Capital Requirements

As a registered broker-dealer, TPIS is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15c3-1 of the U.S. Securities and Exchange Commission ("Rule"). Under that Rule, TPIS is required to maintain minimum net capital, as defined under the Rule, equal to the greater of $5,000 or 6 2/3 percent of aggregate indebtedness, as defined under the rule. At December 31, 2016, TPIS had net capital of $6,846,982, which exceeded required net capital by $6,320,019, and a ratio of aggregate indebtedness to net capital of 1.15 to 1.

7. Related Party Transactions

TPIS provides services related to the distribution of mutual funds and other selected investment products offered by affiliated organizations. The business of TPIS is limited to the distribution and underwriting of investment products offered by affiliates. Since 2004 TPIS, in its role as principal underwriter, has had selling agreements for many of these products with TIAA-CREF Individual & Institutional Services, LLC ("Services") an affiliated broker-dealer, authorizing Services to distribute the products on a retail basis. In accordance with the selling agreements, TPIS is not obligated to pay Services for any amounts due until it is received from other organizations.

At December 31, 2016 TPIS had receivables of $5,479,404 due from affiliated organizations for product distribution activities and taxes; and had payables of $7,325,194 due to other affiliates for distribution, administrative, and wholesaling activities.

Christy Lee
Chief Financial Officer

Toll Free: 877.535.3910 x2409
Local: 704.988.2409
clee@tiaa.org

TIAA

February 27, 2017

U.S. Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F. Street, NE
Washington, DC 20549

To Whom It May Concern:

Re: Audited Statement of Financial Condition for Public Inspection

Enclosed is the 2016 Statement of Financial Condition for Teachers Personal Investors Services, Inc. with a separate notarized facing page which is available for Public Inspection.

Please contact me if you have any questions.

Sincerely,

C. Lee

Christy Lee
Chief Financial Officer

Teachers Personal Investors Services, Inc.

Statement of Financial Condition
December 31, 2016